Mail Stop 4561

April 5, 2006

By U.S. Mail and facsimile to (812) 468-5990.

Donald R. Breivogel, Jr.
Senior Vice President and Chief Financial Officer
American General Finance, Inc.
601 N.W. Second Street
Evansville, IN 47708

Re:	American General Finance Corporation.
Form 8-K
	Filed March 24, 2006
	File No. 001-06155

Dear Mr. Breivogel, Jr.:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of
our review.  Feel free to call us at the telephone numbers listed at
the end of this letter.
1. You disclose that you determined that it was necessary to restate
unaudited condensed financial information as of March 31, June 30
and
September 30, 2005. Please specifically tell us if your board of directors, a committee of the board of directors or officer(s) authorized to take such action, concluded on March 20, 2006, that previously issued financial statements should not be relied upon.
* * * * *

       As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Rebekah Moore, Staff Accountant, at (202)
551-
3463 or me at (202) 551-3423 if you have questions.

Sincerely,



Amit Pande
Assistant Chief Accountant
Donald R. Breivogel, Jr.
April 5, 2006
Page 2